SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Triple Flag Precious Metals Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89679M104
(CUSIP Number)

Elliott Investment Management, L.P.

360 S. Rosemary Ave, 18th Floor

West Palm Beach, FL 33401

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89679M104	Schedule 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 134,587,637
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 134,587,637
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 134,587,637
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.0%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 89679M104	Schedule 13D	Page 3 of 8 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the common shares, no par value (the “Common Shares”), of Triple Flag Precious Metals Corp., a Canadian corporation (the “Issuer”). The Issuer’s principal executive offices are located at TD Canada Trust Tower, 161 Bay Street, Suite 4535, Toronto, Ontario, Canada M5J 2S1.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c) This statement is being filed by Elliott Investment Management L.P., a Delaware limited partnership (“EIM” or the “Reporting Person”), the investment manager of Elliott Associates, L.P., a Delaware limited partnership (“Elliott”) and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International” and together with Elliott, the “Elliott Funds”), with respect to the Common Shares held by the Elliott Funds and/or their respective subsidiaries. Elliott Investment Management GP LLC, a Delaware limited liability company (“EIM GP”), is the sole general partner of EIM. Paul E. Singer (“Singer”) is the sole managing member of EIM GP.

EIM

The business address of EIM is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

The principal business of EIM is to act as investment manager for Elliott and Elliott International.

The name, business address, and present principal occupation or employment of the general partner of EIM is as follows:

NAME	ADDRESS	OCCUPATION

Elliott Investment Management GP LLC	360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401	General partner of EIM

EIM GP

The business address of EIM GP is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

The principal business of EIM GP is serving as a general partner of EIM.

The name, business address, and present principal occupation or employment of the managing member of EIM GP is as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401	Sole managing member of EIM GP

SINGER

Singer’s business address is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

Singer’s principal business is to serve as the sole managing member of EIM GP.

CUSIP No. 89679M104	Schedule 13D	Page 4 of 8 Pages

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(c) above. Singer is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the Common Shares reported herein is approximately $1,744,267,783.

The Reporting Person may effect purchases of the Common Shares through margin accounts maintained for the Elliott Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the Common Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Common Shares.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person believes the securities of the Issuer are undervalued and represent an attractive investment opportunity

Mark Cicirelli, an employee of an affiliate of the Reporting Person, serves on the board of directors (the “Board”) of the Issuer.

The information reported in Item 6 with respect to the Investor Rights Agreement (as defined in Item 6) is incorporated herein by reference.

The Reporting Person may communicate with the Issuer’s management and Board about a broad range of operational, governance and strategic matters and may communicate with other shareholders or third parties regarding the Issuer. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person may change its intentions with respect to any and all matters referred to in this item 4.  It may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Shares without affecting their beneficial ownership of the Common Shares. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 89679M104	Schedule 13D	Page 5 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Common Shares and percentage of the Common Shares beneficially owned by the Reporting Person. The aggregate percentage of Common Shares reported beneficially owned by the Reporting Person is based upon 200,815,114 Common Shares outstanding as of February 21, 2023, as disclosed in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2023.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of Common Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Information concerning transactions in the Common Shares effected during the past sixty (60) days is set forth in Annex A, which is attached hereto and is incorporated herein by reference. All of the transactions in the Common Shares listed therein were effected in the open market through various brokerage entities.

(d) No persons other than the Elliott Funds and/or their respective subsidiaries and EIM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by EIM.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Triple Flag Mining Aggregator S.à r.l. (“TFM Aggregator”) and Triple Flag Co- Invest Luxembourg Investment Company S.à r.l. (“Co-Invest Luxco” and together with TFM Aggregator, the “Principal Shareholders”), subsidiaries of Elliot International, are party to an investor rights agreement with the Issuer dated May 26, 2021 (the “Original Investor Rights Agreement”), as amended by an amending agreement dated November 9, 2022 (the “Amending Agreement”) ( as amended, the “Investor Rights Agreement”).

Effective upon the closing of the acquisition by the Issuer of all of the issued and outstanding shares of Maverix Metals Inc. (“Maverix”) on January 19, 2023, by way of a statutory plan of arrangement under the Canada Business Corporations Act pursuant to the terms of an arrangement agreement entered into by the Issuer and Maverix, the Investor Rights Agreement entitles the Principal Shareholders to nominate 33% of the Issuer’s directors (rounded up to the next whole number), subject to reductions on the percentage of directors that may be appointed based on reductions in the percentage of Common Shares owned. The Investor Rights Agreement also provides the Principal Shareholders and their permitted affiliates with certain piggy-back registration rights, demand registration rights and shelf registration rights under Canadian and U.S. securities laws. Further, for so long as the Principal Shareholders and their permitted affiliates hold at least 10% of the outstanding Common Shares, calculated on a non-diluted basis, they are entitled to the benefit of certain subscription rights in the event of issuances of Common Shares or securities convertible into Common Shares intended to permit them to maintain their proportionate percentage ownership of Common Shares. The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Original Investor Rights Agreement and the Amending Agreement which are included as Exhibit 99.1 and Exhibit 99.2 hereto, respectively.

CUSIP No. 89679M104	Schedule 13D	Page 6 of 8 Pages

The shareholders of Co-Invest Luxco are TFM Aggregator and certain employees of the Issuer (the “Management Investors”). TFM Aggregator owns ordinary shares, Class A shares and Class B shares of Co-Invest Luxco and the Management Investors own Class B shares of Co-Invest Luxco. The Class B shares of Co-Invest Luxco held by the Management Investors are subject to vesting and vest on the third anniversary of July 24, 2020 (the “Vesting Date”), provided that the applicable Management Investor has not retired, resigned or been terminated for cause. At any time within 60 days after the Vesting Date, the Management Investors, jointly, will have the right to require TFM Aggregator to purchase, and TFM Aggregator shall have the right to require the Management Investors to sell to TFM Aggregator, all of the Management Investors’ Class B shares of Co-Invest Luxco that are vested at such time, in exchange for (i) such number of Common Shares owned by TFM Aggregator determined by multiplying (A) 2,279,260 Common Shares (representing 6% of the number of Common Shares held by Co-Invest Luxco immediately prior to closing of the initial public offering of the Issuer, the “IPO”) by (B) the aggregate number of Class B shares of Co-Invest Luxco that are vested at such time divided by the aggregate number of Class B shares outstanding as of the closing of the IPO and (ii) a cash amount equal to (A) the amount of dividends paid by the Issuer in respect of such Common Shares since closing of the IPO and prior to the Vesting Date and (B) any dividends declared by the Issuer but not yet paid on such Common Shares that have an ex-dividend date prior to the Vesting Date.

The Elliot Funds have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to an aggregate of 99,224 Common Shares of the Issuer (collectively representing economic exposure comparable to 0.05% of the Common Shares of the Issuer). The Derivative Agreements provide the Elliot Funds with economic results that are comparable to the economic results of ownership but do not provide them or the Reporting Person with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Person disclaims beneficial ownership in the Subject Shares.

Except as described herein, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	EXHIBIT

Exhibit 99.1	Investor Rights Agreement, dated as of May 26, 2021 (incorporated by reference to the Investor Rights Agreement filed by the Issuer on May 27, 2021, and available on the Issuer’s SEDAR profile at www.sedar.com).

Exhibit 99.2

Investor Rights Agreement Amending Agreement, dated as of November 9, 2022 (incorporated by reference to the Investor Rights Agreement Amending Agreement filed by the Issuer on November 18, 2022, and available on the Issuer’s SEDAR profile at www.sedar.com).

CUSIP No. 89679M104	Schedule 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: March 20, 2023

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

CUSIP No. 89679M104	Schedule 13D	Page 8 of 8 Pages

ANNEX A

Transactions in the Common Shares of the Issuer During the Past Sixty (60) Days

The following table sets forth all transactions in the Common Shares reported herein effected in the past sixty (60) days. Except as noted below, all such transactions were effected by the Reporting Person in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These Common Shares were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the Common Shares sold or purchased at each separate price. The Common Shares were purchased using Canadian Dollars.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

3/15/2023	4,670,000	$16.50